MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190



                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-5030




                                January 25, 2007



Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

            RE:  TWIN LAKES DELAWARE, INC.
                 ITEM 4.01 FORM 8-K
                 FILE NO. 000-50085
                 FILED ON JANUARY 24, 2007

Dear Mr. Rhodes:

      As counsel to Twin Lakes Delaware, Inc. (the "Company"), we have prepared this letter on their behalf in response to the Staff's comment letter dated January 25, 2007 ("Comment Letter") regarding the above-referenced Current Report on Form 8-K (the "Current Report").

      For the convenience of the Staff's review, we have set forth the comments contained in the Comment Letter above each of the Company's corresponding responses.

      If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

1. WE NOTE THAT YOUR DISCLOSURES REGARDING DISAGREEMENTS AND CONSULTATIONS IN THE SECOND AND FOURTH PARAGRAPHS OF ITEM 4.01 ADDRESS ANY DISAGREEMENTS AND CONSULTATIONS THROUGH SEPTEMBER 30, 2006. PLEASE REVISE TO SPECIFICALLY STATE WHETHER DURING ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF RESIGNATION, DECLINATION OR DISMISSAL,
      (I.E., JANUARY 22, 2007) THERE WERE ANY CONSULTATIONS WITH THE NEWLY ENGAGED ACCOUNTANTS OR DISAGREEMENTS WITH THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE, WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN CONNECTION WITH ITS REPORTS.

The subject dates in the second and fourth paragraphs have been revised as per your comment.

2. PLEASE OBTAIN AND FILE AN EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE FORMER ACCOUNTANT AGREES WITH YOUR REVISED ITEM 304 DISCLOSURES, OR THE EXTENT TO WHICH THE ACCOUNTANT DOES NOT AGREE.

A new Exhibit 16 letter from the Company's former accountants stating their agreement with the revised disclosure in the amended Current Report has been filed as Exhibit 16.1 to the amended Current Report.

      As requested, the Company acknowledges that:

  o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Yours truly,

                                          /s/ Kenneth S. Rose
                                          -------------------
                                          Kenneth S. Rose